U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form SB-1



                                 Amendment No. 7



             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               MEDINA COFFEE, INC.
                                -----------------
                 (Name of small business issuer in its charter)


     Nevada                            5810                      88-0442833
 ---------------------      ----------------------------    -------------------
(State or jurisdiction      (Primary Standard Industrial     (I.R.S. Employer
  of incorporation or        Classification Code Number)    Identification No.)
   organization)

                 401 Detwiller Lane, Bellevue, Washington 98004
                 ----------------------------------------------
          (Address and telephone number of principal executive offices)

                    P.O. Box 741, Bellevue, Washington 98009
                    ----------------------------------------
               (Address of principal place of business or intended
                          principal place of business)

                          Nevada Agency & Trust Company
              50 West Liberty Street, Suite 880, Reno, Nevada 89501
            --------------------------------------------------------
            (Name, address and telephone number of agent for service)


               Harry Miller, President and Chief Executive Officer
                 401 Detwiller Lane, Bellevue, Washington 98004
                 ----------------------------------------------
        (Name, Address and Telephone Number of Sole Officer and Director)

               Harry Miller, President and Chief Executive Officer
                 401 Detwiller Lane, Bellevue, Washington 98004
                 ----------------------------------------------
           (Name, address, and telephone number of agent for service)

Approximate date of proposed sale to the public: As soon as practicable from time to time after this registration statement becomes effective for a three month period.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                            -------------------------

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities

Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]

                            ------------------------

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                            ------------------------

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                         CALCULATION OF REGISTRATION FEE
 -------------------------------------------------------------------------------

Title of each       Dollar           Proposed     Proposed         Amount of
class of            Amount to be     maximum      maximum          registration
Securities          registered       offering     aggregate        fee
being Registered                     price per    offering
                                     share        price

Common              $ 20,000         $ 0.10       $20,000           $ 50.00
- ------------------------------------------------------------------------------


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

INFORMATION   CONTAINED  HEREIN  IS  SUBJECT  TO  COMPLETION  OR  AMENDMENT.   A
REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

Disclosure alternative used (check one): Alternative 1; Alternative 2;   X

ITEM 5 - INDEX TO EXHIBITS

  Exhibit No.              Document
  -----------              --------

     3.1*                  Articles of Incorporation

     3.2*                  Articles of Amendment

     3.3*                  Bylaws

     4*                    Subscription Agreement


    10.1*                  Promissory Note dated November 30, 2001


    10.2                   Consent of Accountant

    10.3*                  Escrow Agreement

    11.1*                  Opinion Re Legality

    11.2*                  Consent of Attorney

* Previously Filed


ITEM 6 - DESCRIPTION OF EXHIBITS

     See Item 5.


                                   SIGNATURES


The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bellevue, State of Washington, on February 1, 2002.


MEDINA COFFEE, INC.

/s/ Harry Miller

By:
         Harry Miller
         President, C.E.O., Secretary and Treasurer




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